Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

As of June 30, 2025, and for the Six Months then Ended

Cautionary Note Regarding Forward-Looking Statements

Certain information included herein may be deemed to be “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, as amended, and other federal securities laws.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, the timing of our pending acquisition, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

The use of the words “anticipate”, “believe”, “budget”, “continue”, “could”, “estimate”, “expect”, “forecasts”, “intends”, “may”, “might”, “outlook”, “plan”, “possible”, “potential”, “predict”, “project”, “scheduled”, “should”, “target”, “would”, and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not a forward-looking statement.

These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated or implied in such forward-looking statements. No assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. Some of the risks, uncertainties and assumptions that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include but are not limited to:

●	our ability to obtain, and the timing of, regulatory approvals to produce, manufacture, distribute, export and import pharmaceutical-grade cannabis and cannabis-based products;

●	our partners’ ability to obtain, and the timing of, regulatory approvals to produce, manufacture, distribute, export and import pharmaceutical-grade cannabis and cannabis-based products;

●	the development and regulation of cannabis and, more specifically, the medical-use cannabis industry;

●	the outcomes of preclinical studies, clinical trials and other research regarding the safety and efficacy of cannabis and the ability of such trials to increase acceptance of cannabis in the medical community;

●	the commercialization and pricing of our products;

●	our competitors’ development, marketing and sale of products that compete with our products;

●	our expectations regarding future growth, including our ability to complete the expansion of our facilities in northern Israel, southern Israel, the European Union and Canada, as well as the overall expansion of the Cannolam pharmacy chain in 2025 and onwards;

●	our estimates regarding the growth of the Israeli medical cannabis market (including the number of patients);

●	our ability to enter into arrangements with distributors, including any required regulatory approvals;

●	our ability to maintain an active trading market for our ordinary shares, no par value (the “ordinary shares”), and whether the market price of our ordinary shares is volatile;

●	our ability to execute our growth strategies;

●	our competitive position within the industry;

●	expectations for regulatory and competitive factors related to the cannabis industry generally, including the permanent export permit from the Israeli Medical Cannabis Agency and other Israeli authorities, as well as the ability to obtain import permits into Israel for future cannabis shipments;

●	the continued listing of the ordinary shares;

●	the conflict in the Middle East, and specifically the on-going armed conflict between Israel and the Gaza Strip, Iran and Hezbollah in Lebanon;

●	our expectations regarding our ability to complete the recovery from war damage and rehabilitation of our facility in southern Israel;

●	our expectations regarding our revenue, expenses and operations;

●	expectations regarding future director and executive compensation levels and plans;

●	the time and attention each executive officer and director will devote to our business;

●	expected industry trends;

●	general economic trends;

●	our ability to meet the conditions to complete the acquisition of ISHI (as defined below);

●	fluctuations in foreign exchange rates; and

●	fluctuations in interest rates.

The foregoing list sets forth some, but not all, of the factors that could affect our ability to achieve results described in any forward-looking statements. For a more detailed description of the risks and uncertainties affecting our company, reference is made to our Annual Report on Form 20-F for the year ended December 31, 2024, or our Annual Report, which was filed with the Securities and Exchange Commission, or the SEC, on May 1, 2025, and the other risk factors discussed from time to time by our company in reports filed or furnished to the SEC.

Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of the information presented in this Report on Form 6-K, and particularly our forward-looking statements, by these cautionary statements.

Operating Results

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included in our Annual Report, as well as our condensed consolidated unaudited financial statements and the related notes thereto for the six months ended June 30, 2025, included elsewhere in this Report on Form 6-K, which have been prepared in accordance with IFRS Accounting Standards. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties.

Amounts are presented in thousands of NIS.

Overview

We are an Israeli public corporation with shares listed for trading on the Tel Aviv Stock Exchange, or TASE, under the symbol “INCR”, and on the Nasdaq under the symbol “INCR”.

The Company has 15 direct subsidiaries, 14 as described in its Annual Report under “Item 4.B. Business Overview” and one additional as described in Note 3(C) to our condensed consolidated unaudited financial statements and the related notes thereto for the six months ended June 30, 2025, included elsewhere in this Report Form 6-K.

We (more specifically through our subsidiary, Canndoc Ltd.) are a pioneer in the production (including the breeding, cultivating and processing), manufacturing and distribution of pharmaceutical-grade cannabis and cannabis-based products for medical use. For more than 17 years, we have been a leader in the licensed production and distribution of cannabis and cannabis-based products throughout Israel, one of the first countries with a governmentally-sanctioned regime for the production, manufacturing and distribution of cannabis for medical use.

Our goal is to be a global leader in the production and distribution of high-quality pharmaceutical-grade cannabis-based branded products to patients in all territories that permit and regulate the distribution of pharmaceutical-grade cannabis, including Israel, the European Union and Australia.

Since the beginning of 2020, we have focused on accelerating and growing our commercial activity in major markets around the world. As part of our global vertically integrated “seed-to-sell” model, we have entered into exclusive collaborations with some of the largest international cannabis companies in the world including Tilray, Organigram, Charlotte’s Web and Cookies. These strategic agreements serve to advance our capabilities and emphasize our focus on delivering premium quality and branding to Israel and other target markets. We have expanded cooperation agreements for the production, marketing and distribution of our products in countries with supportive regulations.

We believe in the uncompromising quality of our products, and we are leading the trend towards the pharmaceutical standard in the medical cannabis industry, both through a high quality, advanced production system and through extensive research and development with nine clinical studies. We have acquired a unique knowledge throughout our 17 years of experience operating in the cultivation, growth and genetics of cannabis strains. In addition, we have invested in a production system that adheres to the strictest regulatory and quality standards. In doing so, we achieve the highest standard of product quality for our patients and for commercial research collaborations. We believe this will enable us to enter into future target markets and strategic partnerships, expanding our leadership globally.

Non-IFRS Financial Measures

We use certain non-IFRS financial measures to measure, compare and explain our operating results and financial performance. These measures are commonly used by companies operating in the cannabis industry as useful metrics for measuring performance. However, they do not have any standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other publicly traded entities. These measures should be considered as supplemental in nature and not as a substitute for related financial information prepared in accordance with IFRS. The Company defines such financial measures as follows:

“Adjusted EBITDA” means EBITDA for the cannabis sector adjusted for changes in the fair value of inventory, share-based payment expense, impairment losses (and gains) on financial assets, and other expenses (or income);

“EBITDA” means net income (loss) before interest, taxes, depreciation and amortization.

We present Adjusted EBITDA and EBITDA in this Report on Form 6-K because these are measures that our management and board of directors utilize as a measure to evaluate our operating performance. Accordingly, we believe that Adjusted EBITDA and EBITDA provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

These measures should not be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. For a reconciliation of net income (loss) from continuing operations to EBITDA and Adjusted EBITDA, please see “- Results of Operations - Comparison of the Six Months Ended June 30, 2025 and 2024.”

First Half 2025 Key Financial & Operating Highlights

For The Company (on a consolidated basis):

●	Our consolidated net loss for the six months ended June 30, 2025 was NIS 2 million, compared to a consolidated net loss of NIS 0.006 million for the six months ended June 30, 2024. The net loss includes non-cash amounts such as allowance for credit risk.

●	First half 2025 revenue and Adjusted EBITDA of NIS 130 million and NIS 13 million, respectively.

●	Positive cash from operations of NIS 12 million for the six months ended June 30, 2025 compared to negative cash from operations of 43 million for the six months ended June 30, 2024.

●	According to Israeli Law, due to the location of our production facility in southern Israel (the “Southern Facility”), we are entitled to receive from Israeli authorities full compensation for all the direct and indirect damages caused to the Southern Facility by the terrorist attack and the war in Gaza. Our management and our advisers are working diligently with the Israeli authorities to obtain this full compensation. To date, we have already received NIS 81 million as advance payments from the Israeli authorities in relation to such compensation as part of a total submitted damages[1] of NIS 251 million.

●	Cash and cash equivalents and restricted cash of NIS 54 million as of June 30, 2025 compared to NIS 21 million as of June 30, 2024.

1 The claim is not final and remains subject to adjustment. The total amount claimed may be increased as further information becomes available.

Results of Operations

Comparison of the Six Months Ended June 30, 2025 and 2024

The following table summarizes our unaudited results of operations for the six months ended June 30, 2025 and 2024:

	Six Months Ended June 30,
	2025	2024
Revenue	130,011	125,733
Gross income before impact of changes in fair value	38,562	40,442
Gross profit	38,218	40,631
Research and development expenses	191	219
General and administrative expenses	14,302	18,374
Sales and marketing expenses	26,115	27,454
Changes in the fair value of financial assets through profit or loss, net	83	(201)
Share-based payments	885	686
Other income, net	(9,074)	(16,414)
Consolidated operating profit	5,716	10,513
Total comprehensive loss	(1,812)	(6)
Basic earnings (loss) per share	(0.03)	0.03
Diluted earnings (loss) per share	(0.03)	0.03

Total comprehensive loss	(1,812)	(6)
Interest / Financing cost	8,013	9,039
Tax expenses (benefit)	(485)	1,480
Depreciation and amortization	8,451	6,337
EBITDA	14,167	16,850
Share-based payments	885	686
Other income, net	(9,074)	(16,414)
War-related damage compensation from the tax authorities	9,019	16,830
Changes to allowance for credit risk	(2,844)	-
Changes in the fair value of financial assets through profit or loss, net	83	(201)
Fair value adjustment to inventory	344	(189)
Adjusted EBITDA	12,580	17,562

Revenues - Revenue increased by 3% to NIS 130 million for the six months ended June 30, 2025, compared to NIS 126 million for the six months ended June 30, 2024, primarily due to sales of the first batches from Nir-Oz since the war began.

Gross profit before effect of fair value - The gross profit decreased by 5% to NIS 39 million for the six months ended June 30, 2025, compared to NIS 40 million for the six months ended June 30, 2024, mainly due to sales of the first batches from Nir-Oz since the war began.

Consolidated net Profit (Loss) - Our consolidated net loss decreased to NIS 2 million for the six months ended June 30, 2025, compared to NIS 0.006 million for the six months ended June 30, 2024. The net loss of includes non-cash amounts such as allowance for credit risk and decreased mainly due to sales of the first batches from Nir-Oz since the war began.

Adjusted EBITDA - For the six months ended June 30, 2025, we had positive EBITDA of NIS 13 million, which was 10% of revenues, as compared to positive EBITDA of NIS 18 million for the six months ended June 30, 2024, which was 14% of revenues.

General and administrative expenses - General and administrative expenses decreased by 22% to NIS 14 million for the six months ended June 30, 2025, compared to NIS 18 million for the six months ended June 30, 2024, primarily due to an allowance for credit risk in 2024.

Selling and marketing expenses - Selling and marketing expenses decreased by 5% to NIS 26 million for the six months ended June 30, 2025, compared to NIS 27 million for the six months ended June 30, 2024, primarily due to a decrease in distribution costs.

Liquidity and Capital Resources

Cash Flow

The Company’s approach to liquidity is to always have sufficient liquidity to meet its liabilities as they come due. This is achieved by continuously monitoring cash flows and reviewing actual operating expenditures and revenue against budget.

	For the Six Months Ended June 30,
Cash Flow	2025	2024
Net cash provided by (used in) operating activities	12,198	(43,489)
Net cash used in financing activities	(34,848)	(48,790)
Net cash provided by (used in) investing activities	(4,327)	11,040
Change in cash during the period	(26,977)	(81,239)
Exchange differences in respect of cash and cash equivalent balances	(7)	(2)
Cash and cash equivalents, beginning of year	78,318	101,139
Cash and cash equivalents, end of year	51,334	19,898

Net cash flow provided by operating activities - The increase to NIS 12 million in net cash provided by operating activities for the six months ended June 30, 2025, compared to NIS 43 million in net cash used in operating activities, for the six months ended June 30, 2024 was due to sales of the first batches from Nir-Oz since the war began that completed most of the production processes in 2024.

Net cash used in financing activities - The decrease in net cash used in financing activities by 29% to NIS 35 million for the six months ended June 30, 2025, compared to NIS 49 million for the six months ended June 30, 2024 was primarily due to a greater repayment of loans from banks in 2024.

Net cash used in investing activities - The decrease by 139% to NIS 4 million in net cash used in investing activities for the six months ended June 30, 2025, compared to NIS 11 million in net cash provided by investing activities for the six months ended June 30, 2024 was primarily due to a repayment of a deposit in 2024.

Proposed Transactions

We seek potential acquisition targets on an ongoing basis and may complete several acquisitions in any given fiscal year.

Recent Developments

Below are recent developments related to our liquidity and capital resources for the six months ended June 30, 2025 and up to the date of this Report on Form 6-K:

●	In December 2024, we entered into financing commitments of NIS 66 million which may increase to NIS 107 million, which included a binding commitment from a leading Israeli bank to provide us with a non-secured loan of NIS 30 million for a period of up to 24 months, to be repaid until December 23, 2026, on customary terms and conditions, including an interest rate of the one year loan prime rate (6.00%), or the Loan.

●	Under a securities purchase agreement dated March 2, 2025 (the “Private Placement”), we issued in a private placement, or the Private Placement, to investors (i) an aggregate of 7,349,896 ordinary shares of the Company, at a purchase price of NIS 4.83 (approximately $1.34) per ordinary share, at a premium above the opening price of the Company’s ordinary shares on the Tel Aviv Stock Exchange on the morning of Monday, December 16, 2024, which was NIS 4.81 per share, or the Determining Date, and (ii) warrants, or the Warrants, that have a term of four years, to purchase up to an additional 7,349,896 of our ordinary shares at an exercise price equal to NIS 5.70 (approximately $1.58), at an 18% premium above the opening price of our ordinary shares on the Determining Date, which may further increase the proceeds from the Private Placement up to a total of approximately NIS 77 million (approximately $21.5 million) if the Warrants are fully exercised for cash. The Private Placement was subject to certain closing conditions, which included the approval of our shareholders, which was later obtained in February 2025. The Private Placement closed on March 3, 2025.

●	On February 12, 2025, we announced that Mr. Ehud Barak will step down as Chairman of the Board, effective February 13, 2025, and will be succeeded by Mr. Alexander Rabinovich who has successfully led the Company as Chief Executive Officer for the past five years.

●	On September 17, 2025, we entered into a share purchase agreement with Botanico Ltd., also known as ISHI, or ISHI, an Israeli premium cannabis technology and brand company that delivers immediate access to exclusive premium indoor products supply, advanced cultivation technologies and established partnerships with leading American cannabis operators. Pursuant to the terms of the share purchase agreement, we will acquire 100% of ISHI in two phases: 50% of ISHI’s issued and outstanding share capital on a fully diluted basis will be acquired at the initial closing in consideration for 2,261,345 ordinary shares of the Company, and 205,710 options to purchase ordinary of the Company, or the Options, to the securities holders of ISHI, in a private placement offering, and the remaining 50% will be acquired upon the earlier of (i) ISHI achieving three consecutive months of positive operating profitability or (ii) 24 months from the initial closing, in consideration for an additional 2,252,317 ordinary shares and 204,889 Options.

The total consideration for the acquisition is 4,513,663 ordinary shares and 410,599 Options representing, in the aggregate, approximately 10% of our outstanding shares on a fully diluted basis as of immediately prior to the initial closing. The parties expect the initial closing to occur in the first quarter of 2026, subject to regulatory approvals from Israeli Medical Cannabis Agency, Israel Securities Authority, and the TASE.

Research and development, patents and licenses, etc.

A comprehensive discussion of our research and development, patents and licenses, etc., is included in “Item 4.B. Business Overview - Research and Development” and “Item 4.B. Business Overview - Intellectual Property” in our Annual Report.

Trend Information

We are in a development stage with regard to different products. It is not possible for us to predict with any degree of accuracy the outcome of our research, development, or commercialization efforts. As such, it is not possible for us to predict with any degree of accuracy any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to not necessarily be indicative of future operating results or financial condition.

Critical Accounting Estimates

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The Company’s critical accounting estimates are summarized in Note 3 of our audited consolidated financial statements which is referenced in “Item 5. Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in our Annual Report.

Off-Balance Sheet Transactions

The Company has no off-balance sheet arrangements.